CUSIP No. 827476102


Item 1. Security and Issuer

	Security:	Common Stock
	Issuer	Silver Butte Mining Company
			520 Cedar Street
			Sandpoint, ID  83864

Item 2. Identity and Background

a).  Name:  	Patrick Powers

       b)  Address:	3197 Walker Bay Road
       		      Coeur d Alene, ID  83814

       c)  Occupation:  Business owner

d)	Has not been convicted of a crime in the past five
years.

e)	Has not been a party to a civil proceeding which was
subject to a judgement in the past five years

f)	Citizen of the United States.

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CUSIP No. 827476102



Item 3. Source and Amount of Funds or Other Consideration

	Personal funds

Item 4. Purpose of Transaction


The purpose of the transactions is to acquire shares for investment purposes.



Item 5. Interest in Securities of the Issuer

(a) Aggregate number and percentage of Common Stock owned:
2,000,000 or 12.37%

(b) Shared versus sole voting and dispositive power.    N/A

(c)  Transactions in the last sixty days are as follows:

Transaction A: Patrick Powers purchased 1,000,000 shares of common stock for $.01 per shares on December
17, 2003

Transaction B: Patrick Powers purchased 1,000,000 shares of common stock for $.01 per shares on January
10, 2004.

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CUSIP No. 827476102


(d)   N/A

(e)   N/A

Item 6. Contracts,  Arrangements,  Understandings  or
Relationships  with  Respect  to
Securities of the Issuer


N/A



Item 7. Material to Be Filed as Exhibits

N/A

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CUSIP No. 827476102

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:   February 20, 2004


/s/ Patrick Powers
Patrick Powers